AMENDMENT NO. 19 TO SCHEDULE A

         Terms used in the Schedule and not defined herein shall have the meaning specified in the AMENDED AND RESTATED SHAREHOLDERS' SERVICING AND TRANSFER AGENT AGREEMENT dated July 1, 1991, and as amended from time to time (the "Agreement"). Payments under the Agreement to Liberty Funds Services, Inc. ("LFS") (formerly "CSC" as defined in the Agreement) shall be made in the first two weeks of the month following the month in which a service is rendered or an expense incurred. This Amendment No. 19 to Schedule A shall be effective as of July 1, 2001, and supersedes the original Schedule A and Amendment Nos. 1, 2, 3, 4, 5, 6, 7,8, 9, 10, 11, 12, 13, 14, 15, 16, 17 and 18 to Schedule A.

Each Fund that is a series of the Trust shall pay LFS for the services to be provided by LFS under the Agreement an amount equal to the sum of the following:

1.       The Fund's Share of LFS Compensation; PLUS
2. A transaction fee of $1.40 per Transaction occurring in Fund Accounts during any month; PLUS
3.       An account fee for Open Accounts of $4.00 per annum; PLUS
4.       An account fee for Closed Accounts of $1.50 per annum; PLUS
5.       The Fund's Allocated Share of LFS Reimbursable Out-of-Pocket Expenses.

Notwithstanding the above, with respect to Class I shares of Liberty Contrarian Small Cap Fund, Liberty Contrarian Equity Fund and Liberty Contrarian Income Fund, each Fund's Share of LFS Compensation for any month shall be 1/12 of 0.0025% of the average daily closing value of the total net assets of such Fund for such month.

In addition, LFS shall be entitled to retain as additional compensation for its services all LFS revenues for Distributor Fees, fees for wire, telephone, redemption and exchange orders, IRA trustee agent fees and account transcripts due LFS from shareholders of any Fund and interest (net of bank charges) earned with respect to balances in the accounts referred to in paragraph 2 of the Agreement.

Also, LFS shall be able to recover from the Funds, in the same manner it charges for LFS Reimbursable Out-of-Pocket Expenses, fees payable to DST under the remote services agreement with DST and one-time expenses incurred during the conversion from CTRAN to DST. Such expenses will be recovered at a rate of 1/24th per month.

All determinations hereunder shall be in accordance with generally accepted accounting principles and subject to audit by the Funds' independent accountants.

Definitions

                  "Allocated Share" for any month means that percentage of LFS Reimbursable Out-of-Pocket Expenses which would be allocated to the Fund for such month in accordance with the methodology described in Exhibit 1 hereto.

                  "Closed Account" is any account on the books of LFS representing record ownership of shares of a Fund which as of the first day of any calendar month has a share balance of zero and does not meet account purge criteria. The Closed Account fee shall be payable on a monthly basis, in an amount equal to 1/12 the per annum charge.

                  "LFS Reimbursable Out-of-Pocket Expenses" means (i) out-of-pocket expenses incurred on behalf of the Fund by LFS for stationery, forms, postage and similar items, (ii) networking account fees paid to dealer firms by LFS on shareholder accounts established or maintained pursuant to the National Securities Clearing Corporation's networking system, which fees are approved by the Trustees from time to time and
                  (iii) fees paid by LFS or its affiliates to third-party dealer firms or transfer agents that maintain omnibus accounts with a Fund in respect of expenses similar to those referred to in clause (i) above, to the extent the Trustees have approved the reimbursement by the Fund of such fees.

                  "Distributor Fees" means the amount due LFS pursuant to any agreement with the Fund's principal underwriter for processing, accounting and reporting services in connection with the sale of shares of the Fund.

                  "Fund" means each of the open-end investment companies advised or administered by CMA that are series of the Trusts which are parties to the Agreement.

                  "Fund Accounts" means all Open Accounts and all Closed
                  Accounts.

"Fund's Share of LFS Compensation" for any month means 1/12 of an amount equal to 0.06 percent of the average daily closing value of the total net assets of each Fund for such month.

                  "Open Accounts" is any account on the books of LFS representing record ownership of shares of a Fund which as of the first day of any calendar month has a share balance greater than zero. The Open Account fee shall be payable on a monthly basis, in an amount equal to 1/12 the per annum change.

                  "Transaction": means any activity that has occurred relating to any Fund Account, including all debits and credits to account balances as well as maintenance and service activities performed with respect to such Fund Account in any month.

Agreed:

EACH TRUST ON BEHALF OF EACH FUND DESIGNATED

         IN APPENDIX I FROM TIME TO TIME



By:      /s/William J. Ballou
         William J. Ballou, Secretary

LIBERTY FUNDS SERVICES, INC.



By:      /s/Mary D. McKenzie
         Mary D. McKenzie, President

COLONIAL MANAGEMENT ASSOCIATES, INC.



By:      /s/William J. Ballou
         William J. Ballou, Vice President


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                                    EXHIBIT 1

                          METHODOLOGY OF ALLOCATING LFS
                       REIMBURSABLE OUT-OF-POCKET EXPENSES


1. LFS Reimbursable Out-of-Pocket Expenses are allocated to the Funds as follows:

         A.       Identifiable         Based on actual services performed and
                                       invoiced to a Fund.

         B.       Unidentifiable       Allocation will be based on three evenly
                                       weighted factors.

                                           -    number of shareholder accounts

                                           -    number of transactions

                                           -    average assets